Pertuity Funds

August 28, 2008

VIA: EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Pertuity Funds

Registration Statement on Form N-8A

Filed January 15, 2008

File No. 811-22170

Accession No. 0000910472-08-000010

Ladies and Gentlemen:

The undersigned registrant, Pertuity Funds, hereby requests that the Commission withdraw the above-referenced Form N-8A.

It is our understanding that this application for withdrawal of the N-8A Registration Statement will be deemed granted as of the date that it is filed with the Commission unless Pertuity Funds receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Matthew Hardin, Esquire, at (724)724-772-1772.

Sincerely,

/s/ Kim Muhota
Kim Muhota
Sole Trustee Pertuity Funds

cc: Matthew Hardin